

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2025

Yuping Huang
Interim Chief Executive Officer
Quantum Computing Inc.
5 Marine View Plaza, Suite 214
Hoboken, NJ 07030

      Re: Quantum Computing Inc.
            Registration Statement on Form S-1
            Filed July 3, 2025
            File No. 333-288502

Dear Yuping Huang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Lawrence Metelitsa